Exhibit 99.13

Sustainable Development in the Russian Arctic:
TotalEnergies Commits to the Protection of Biodiversity in the
Arctic LNG 2 Project

Paris, September 30, 2021 – In line with its guiding principle of transparency in sustainable development and in engaging with civil society, TotalEnergies is publishing on its website the Environmental, Safety and Health Impact Assessment (ESHIA) and the biodiversity implementation strategy of the Arctic LNG 2 project, in which the Company holds a direct and indirect1 21.64% stake.

Based on the ESHIA and in accordance with the most stringent international performance standards, Arctic LNG 2 has defined a set of actions that will be implemented to minimize the environmental and social footprint, and to deliver a positive impact on biodiversity and the surrounding communities. These measures will be monitored by third-party organizations, including all of the international credit agencies that will be contributing to the project and have engaged in a demanding dialogue with the project team to reinforce its commitments on the basis of IFC (International Finance Corporation) Performance Standard 6.

The biodiversity protection strategy of the project will be based on the following plans and programs:

§	the Biodiversity Conservation Management Program (BCMP) in accordance with the recommendations of the Ministry of Natural Resources and Environment of the Russian Federation;

§	the Biodiversity Management Plan (BMP) setting out the commitments and measures identified in the ESHIA in order to avoid, minimize and, if necessary, compensate the impacts on biodiversity and ecosystems;

§	the Biodiversity Action Plan (BAP) setting out the specific commitments and actions taken by the project in accordance with IFC Performance Standard 6 requirements for No Net Loss in Natural Habitats and a Net Gain in Critical Habitats;

§	the Biodiversity Monitoring and Evaluation Program (BMEP) to measure the outcomes of the biodiversity plans implemented.

These plans and programs will be published by TotalEnergies as they are approved.

“As a major player in the energy transition, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people. This is why we have pledged to contribute to the United Nations Sustainable Development Goals (SDGs), including those related to the conservation of biodiversity”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “The development of the LNG projects in which we are participating in Northern Russia generates legitimately high expectations in terms of protection of the environment and biodiversity. We take these expectations seriously and responsibly. With our partners, we are mobilizing significant resources to ensure that these projects are implemented and operated in an exemplary manner. Our commitment to our stakeholders is to answer their questions transparently and to share studies and documentation with them.”

1 Through its 19.4% stake in Novatek, which owns 60% of the Arctic LNG2 project

About Arctic LNG 2

The Arctic LNG 2 project is currently under construction and comprises three liquefied natural gas (LNG) trains of 6.6 million tons per annum (Mtpa) nominal capacity each. To reduce environmental footprint the trains will be installed on Gravity Based Structures (GBS) which will be anchored on the banks of the Ob river, on the Gydan peninsula.

TotalEnergies holds a 10% direct interest in the project, alongside Novatek (60%), in which TotalEnergies has a 19.4% stake, CNOOC (10%), CNPC (10%) and a Mitsui-Jogmec consortium (10%).

The first train shall start delivery of LNG to international markets in 2023. This LNG will, in particular, meet the growing energy needs of Asian countries where it will replace coal in power generation, hence contributing to the reduction of greenhouse gas emissions.

About TotalEnergies’ Biodiversity Ambition

As a major player in the energy transition, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people. The Company has pledged to contribute to the United Nations Sustainable Development Goals (SDGs), including those related to the conservation of biodiversity.

Aware of the challenges related to environmental management and the use of the planet’s natural resources, TotalEnergies strives to manage the environmental effects of all its projects and operations according to the Mitigation Hierarchy principle of avoidance, minimization, restoration and offsetting.

On the occasion of the preparation of the United Nations Plan for Biodiversity, TotalEnergies reasserts its commitments to protect biodiversity:

1.	Respecting its voluntary exclusion zones;

2.	Managing biodiversity in its new projects;

3.	Managing biodiversity at its existing sites;

4.	Promoting biodiversity.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.